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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM  N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management  Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-l  [17 CFR 270.17f-l]

1. Investment Company Act File Number: 811-21720				Date examination completed: October 27, 2011
2. State identification Number:
AL	AK	AZ 44698	AR	CA N/A	CO IC2006-29-973
CT	DE	DC	FL	GA SC48897	HI
ID 60374	IL 60017858	IN N/A	IA	KS	KY
LA	ME 10012698	MD	MA 60137451	MI	MN R-47863.8
MS 60041979	MO	MT	NE	NV N/A	NH
NJ MF-4730	NM 23541	NY N/A	NC 26267	ND	OH
OK	OR 2006-1536	PA 2005-07-040MF	RI N/A	SC	SD
TN RM11-2261	TX 84321	UT 007-0028-18	VT	VA 146434	WA 60042782
WV	WI 507794-03	WY 24269	PUERTO RICO
Other (specify): USVI – N.A
3. Exact name of investment company as specified in registration statement: Changing Parameters Fund, a series of the Northern Lights Fund Trust
4. Address of principal executive office (number, street, city, state, zip code): 4020 South 147th Street, Omaha, Nebraska 68137

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.     All items must be completed by the investment company.

2.     Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.     Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number.  Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange.  Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form.  This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44

U.S.C. § 3507.  Responses to this collection of information will not be kept confidential.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Changing Parameters Fund (the “Fund”), a series of shares of beneficial interest of Northern Lights Fund Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of January 29, 2010, and for the period from October 30, 2009 (last examination date) through January 29, 2010.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of January 29, 2010, and for the period from October 30, 2009 (last examination date) through January 29, 2010 with respect to securities reflected in the investment accounts of the Fund.

Northern Lights Fund Trust –

Changing Parameters Fund

/s/ Andrew B. Rogers

Andrew B. Rogers

President of Northern Lights Fund Trust

/s/ Kevin E. Wolf

Kevin E. Wolf

Treasurer of Northern Lights Fund Trust

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of Northern Lights Fund Trust

and Shareholders of Changing Parameters Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Changing Parameters Fund (the “Fund”), a series of shares of beneficial interest of Northern Lights Fund Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of January 29, 2010.  Management is responsible for the Fund’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of January 29, 2010, and for the period from October 30, 2009 (the date of our last examination) through January 29, 2010:

1.

Confirmation of all security positions with the Custodian, which is a member or a national securities exchange, in book entry form as of January 29, 2010.

2.

Reconciliation of all such securities to the books and records of the Fund and the Custodian as of January 29, 2010.

3.

Agreement of two security purchases since our last report from the books and records of the Fund to supporting documentation.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide legal documentation on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of January 29, 2010 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and Shareholders of Changing Parameters Fund, the Board of Trustees of Northern Lights Fund Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

     BBD, LLP

Philadelphia, Pennsylvania

October 27, 2011